Exhibit 99.1
May 7, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561
Dear Sirs/Madams:
We have read the information required by Item 16 F of Form 20-F dated May 7, 2010 of Mindray Medical International Limited, and have the following comments:
1. We agree with the statement made in paragraph two in the section “Change in Registrant’s Certifying Accountant” on page 91.
2. We have no basis on which to agree or disagree with other statements of the registrant contained therein.
Yours sincerely,
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Deloitte Touche Tohmatsu CPA Ltd.
Shenzhen, China